Filed by UAL Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Continental Airlines, Inc.
Commission File No.: 1-10323

Dear [NAME]:

As a key strategic partner, we wanted to provide you with information about the United Airlines and Continental Airlines merger agreement announced this morning. This merger of equals will create the world’s leading airline that is well-positioned to succeed in an increasingly competitive global and domestic aviation environment and brings significant benefits to our partners, as well as employees, customers, shareholders and communities.

Our combined carrier, to be called United Airlines, will have the financial strength to invest in globally competitive products, upgrade technology and implement the best-in-class practices of both airlines and meet the competitive challenge. We’re also combining our brands as aircraft will have the Continental livery, logo and colors with the United name. The new company’s corporate and operational headquarters will be in Chicago and it will maintain a significant presence in Houston, which will be the new airline’s largest hub.

The new airline will have ten hubs, including hubs in the four largest cities in the U.S., and will continue to service all U.S. cities that United or Continental serve today, including more than 140 small metropolitan areas and communities. United Express partners have been an important part of the success of United and will be instrumental to our ongoing success. With your help, United was first among all airlines in on-time performance last year and United Express was first among all regional airline partners in on-time performance last year.

Glenn Tilton, chairman, president and chief executive officer of UAL Corp., will serve as non-executive chairman of the combined company’s Board of Directors through 2012 or the second anniversary of the closing, whichever is later. Jeff Smisek, Continental’s chairman, president and chief executive officer, will be chief executive officer and a Board member of the new company and will become executive chairman of the Board when Tilton steps down. The combined Board will have an equal number of independent directors from each company’s Board as well as the two directors from United’s Board representing labor. The company’s management team is expected to include a roughly equal number of executives from each company.

Although announced today, the merger is subject to shareholder approval, regulatory clearances and certain other closing conditions and is not expected to close until fourth quarter of 2010. Accordingly, United and Continental will continue to operate independently until then and continue to drive improvements in our respective businesses. It is important that our United Express partners remain committed to the Focus on 5 imperatives, and on providing exceptional service to our customers. As all contracts remain in place as written, please continue to interact with your Performance Manager at United.

Merger Background

By way of background, the merger will create the world’s most comprehensive route network, offering  exceptional international gateways to Asia, Europe, Latin America and the Middle East from anywhere in the United States. The new airline is expected to serve more than 144 million passengers per year and fly to 370 destinations in 59 countries.

After the merger closes, the combined airline will provide customers with the industry’s leading loyalty program and provide more opportunities to earn and redeem miles worldwide. Customers will also continue to benefit from both airlines’ membership in Star Alliance, the world's most extensive airline network. Star Alliance customers can travel and redeem miles to over 1,000 destinations, as well as have more connecting opportunities, scheduling flexibility and access to leading reciprocal frequent flyer and airport lounge benefits with 24 other member airlines around the world.

Next Steps

Today is just the first step in the merger process and we are committed to obtaining the necessary approvals and clearance in a timely matter, as well making a smooth transition to our new airline. Based on our ongoing codeshare and joint venture partnerships and collaboration in Star Alliance, we are confident that we can successfully and seamlessly integrate our companies.

We will also be providing information on the combination that can be passed on to your employees, and will continue to provide updates on SkyNet Lite.

You can read the press release and other general information on the merger at www.UnitedContinentalmerger.com.  Regular updates will also be posted on that site.

Sincerely,

Cynthia Szadokierski

Vice President - United Express and Airport Operations Planning

United Airlines

Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger of equals transaction between UAL Corporation (“UAL”) and Continental Airlines, Inc. (“Continental”) will be submitted to the respective stockholders of UAL and Continental for their consideration.  UAL will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Continental and UAL that also constitutes a prospectus of UAL.  UAL and Continental also plan to file other documents with the SEC regarding the proposed transaction.  INVESTORS AND SECURITY HOLDERS OF CONTINENTAL ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about UAL and Continental, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by UAL will be available free of charge on UAL’s website at www.united.com under the tab “Investor Relations” or by contacting UAL’s Investor Relations Department at (312) 997-8610.  Copies of the documents filed with the SEC by Continental will be available free of charge on Continental’s website at www.continental.com under the tab “About Continental” and then under the tab “Investor Relations” or by contacting Continental’s Investor Relations Department at (713) 324-5152.

UAL, Continental and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Continental in connection with the proposed transaction.  Information about the directors and executive officers of Continental is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 23, 2010.  Information about the directors and executive officers of UAL is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 30, 2010.  These documents can be obtained free of charge from the sources indicated above.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Continental’s and UAL’s current beliefs, expectations or intentions regarding future events.  Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements.  These forward-looking statements include, without limitation, Continental’s and UAL’s expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company’s plans, objectives, expectations and intentions with respect to future operations and services; approval of the proposed transaction by stockholders and by governmental regulatory authorities; the satisfaction of the closing conditions to the proposed transaction; the timing of the completion of the proposed transaction; and other factors that are set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of UAL’s and Continental’s Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings.  All subsequent written and oral forward-looking statements concerning Continental, UAL, the proposed transaction or other matters and attributable to Continental or UAL or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.  Neither Continental nor UAL undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.